THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS, AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EXEMPTION OR EXCLUSION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.

REELWURLD, INC.

SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

ReelwUrld, Inc.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

ReelwUrld, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

TERMS AND CONDITIONS OF SUBSCRIPTION FOR SHARES

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME.

NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE APP-BASED PLATFORM USED BY OPENDEAL PORTAL LLC DBA REPUBLIC (THE “INTERMEDIARY”).

ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

1. Purchase and Sale of Shares.

1.1 Sale and Issuance of Shares.

Subject to the terms and conditions of this Agreement, Purchaser hereby irrevocably agrees to purchase such number of Series Seed Preferred Stock, par value $0.0001 per share ("Shares") as is set forth in this Agreement at a price of One Dollar (US$1.00) per Share for the Subscription Amount shown in this Agreement, which represents a pre-money valuation of Ten Million Seven Hundred Thousand Dollars ($10,700,000), and the Company agrees to sell the Shares to the Purchaser, effective upon the Company's acceptance of this Agreement; provided, however, that the purchase price for the first One Hundred Fifty Thousand Dollars and Twenty Cents ($150,000.20) invested in this offering of an aggregate of up to One Million Sixty Nine Thousand Nine Hundred Ninety-Nine Dollars and Twenty Cents (US $1,069,999.20) ("Offering"), shall be Seventy Cents (US $0.70), which represents a pre-money valuation of Seven Million Four Hundred Ninety Thousand Dollars ($7,490,000).

The Shares shall have the rights, preferences, privileges and restrictions set forth in the Amended and Restated Certificate of Incorporation of the Company ("**Restated Certificate**"), pertaining to the Shares.

All dollar amounts referred to in this Agreement are in lawful money of the United States of America unless otherwise indicated.

1.2 Closing; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures at such time and place as the Company and the Purchaser mutually agreed upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by cashier's check payable to the Company, by wire transfer to a bank account designated by the Company, or by any combination of such methods.

1.3 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or Shares the same management company with, such Person.

(b) "**Closing**" means a completion of an issue and sale by the Company

and the purchase by the Purchaser of the Shares pursuant to this Agreement commencing at 9:00 a.m. Los Angeles time on the Closing Date.

(c) "**Closing Date**" means the date of each closing of the sale of Shares pursuant to the Offering, which may take part in one or more closings.

(d) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of the Company's Chief Executive Officer.

(e) "**Offering**" means the planned sale by the Company of up to an aggregate of US $1,069,999.20 of Shares on the terms set forth in this Agreement.

(f) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(g) "**Purchaser**" means the person or person named as Purchaser on page i of this Agreement and, if more than one person is named, means all of them jointly and severally.

(h) "**Regulation D**" means Regulation D promulgated under the Securities Act.

(i) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(j) "**Shares**" means the Series Seed Preferred Stock.

2. Representations and Warranties of the Company. The Company hereby represents and warrants that as of the Closing Date:

2.1 Organization, Good Standing, Company Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

2.2 Capitalization. Immediately prior to the Initial Closing, the authorized capital stock of the Company will consist of three classes of capital stock. The total number of shares of all classes of stock which the Company shall have authority to issue is 41,070,000, consisting of (a) 25,000,000 shares of Class A Common Stock, $0.0001 par value per share ("***Class A Common Stock***"); (b) 15,000,000 shares of Class B Common Stock, $0.0001 par value per share ("***Class B Common Stock***" and together with the Class A Common Stock, "***Common Stock***"), and (c) 1,070,000 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***"), all of which shall be designated "***Series Seed Preferred Stock***."

2.3 Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into this Agreement, and to issue the Shares at the Closing, has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and

delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent any indemnification provisions may be limited by applicable federal or state securities laws.

2.4 Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized and validly issued and free of restrictions on transfer other than restrictions on transfer under this Agreement, or applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser.

2.5 No "Bad Actor" Disqualification. No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

2.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchaser in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D, and applicable state securities laws, which have been made or will be made in a timely manner.

2.7 Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any manager, consultant or key employee of the Company arising out of his or her consulting, employment or advisory relationship with the Company or that could otherwise materially impact the Company.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization. The Purchaser has full power and authority to enter into the Agreement. The Agreement to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application

affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3 Purchaser Bears Economic Risk / Experience. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities and is capable of evaluating the merits and risks of its investment in the Company. Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement.

3.4 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management. Purchaser has had an opportunity to request access to all documents relating to the use of Purchaser's funds. Purchaser has been given the opportunity and was encouraged to consult with its own, independent legal, tax and/or other business advisors concerning this Agreement, the transaction (investment) contemplated herein, and the Company's intended core business, and either did so, or voluntarily did not do so, to its full satisfaction. Purchaser has reviewed the Company's Offering Statement on Form C, including, but not limited to, the Risk Factors, filed with the Securities and Exchange Commission.

3.5 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. Purchaser has been advised or is aware of the provisions of Rule 144, which permits limited resale of securities

purchased in a private placement subject to the satisfaction of certain conditions.

In addition, the Company has advised the Purchaser that the Purchaser is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell the Shares through a person registered to sell securities under provincial securities laws and other applicable securities laws, and, as a consequence of acquiring the Shares pursuant to such exemption, certain protections, rights and remedies provided by applicable securities laws (including the various provincial securities acts), including statutory rights of rescission or damages, will not be available to the Purchaser.

3.6 No Public Market. The Purchaser understands that no public market exists for the Shares and that the Company has made no assurances that a public market will ever exist for the Securities. Further, the Purchaser understands that the Company is not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended.

3.7 Legends. The Purchaser understands that the certificates, book entry or other form of notation representing the Shares and any securities issued in respect of or exchange for the Shares, will be notated with a legend or designation that states in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resod pursuant to Rule 501 of Regulation CF.

3.8 Investment Limits. The Purchase represents and hereby certifies that if Purchaser is not an accredited investor as defined in Rule 501(a) of Regulation D, if either Purchaser's annual income or net worth is less than $107,000, then Purchaser has not invested in this offering the greater of: $2,200 or 5 percent of the greater of the investor's annual income or net worth. If Purchaser's annual income and net worth both are equal to or more than $107,000, then the Purchaser has not invested in this offering more than 10 percent of the greater of Purchaser's annual income or net worth, not to exceed $107,000.

3.9 Exculpation. The Purchaser acknowledges that it is not relying upon any Person in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10 [INTENTIONALLY OMITTED]

3.11 Government Conduct. Company makes no representations or warranties regarding the conduct of governmental agencies/bodies, federal, state or local, including with respect to their proposing, enacting, codifying, interpreting, and/or enforcing laws that would be applicable to the Company's business.

3.12 No Securities Commission Review. The Purchaser acknowledges that no securities commission or similar regulatory authority has reviewed or passed on the merits of any of the Shares.

3.13 Opportunity to Ask Questions. The Purchaser and the Purchaser's

advisor(s) have had a reasonable opportunity to ask questions of, and receive answers from, the Company in connection with the distribution of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about the Company.

3.14 Tax Consequences. The Purchaser acknowledges and understands there may be material tax consequences to the Purchaser of an acquisition or disposition of the Shares and the Company gives no opinion and makes no representation to the Purchaser with respect to the tax consequences to the Purchaser under federal, state, provincial, local or foreign tax laws that may apply to the Purchaser's acquisition or disposition of the Shares.

3.15 Legal, Tax and other Advisors. The Purchaser acknowledges that it has been advised to consult the Purchaser's own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and the Company is not in any way responsible) for compliance with:

(a) any applicable laws of the jurisdiction in which the Purchaser is resident in connection with the distribution of the Shares hereunder, and

(b) applicable resale restrictions.

3.16 Legal Capacity. The Purchaser has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Purchaser is not an individual, it is validly subsisting under the laws of its formation and all necessary approvals by its directors, shareholders, trustees, partners and others, as applicable, have been obtained to authorize execution and performance of this Agreement on behalf of the Purchaser.

3.17 No Violations. The entering into of this Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or, if applicable, the charter documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound.

3.18 Valid and Binding Agreement. The Purchaser has duly executed and delivered this Agreement and it constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser.

3.19 No Repurchase, Refund or Future Price Protection. No person has made to the Purchaser any written or oral representations:

(a) that any person will resell or repurchase any of the Shares,

(b) that any person will refund the purchase price of any of the Shares, or

(c) as to the future price or value of any of the Shares.

3.20 Risk of Entire Loss. The Purchaser is aware that an investment in the

Company is speculative and involves certain risks and the possible loss of the entire purchase price of the Shares.

3.21 Confidential Information.

(a) Purchaser acknowledges that it may, in the course of being a member of the Company, receive, obtain or view information concerning Company that Company considers proprietary, confidential and valuable ("Confidential Information"), the disclosure of which could result in economic damage to Company, and which includes, but is not limited to: (i) Company's financial information, (ii) Company's existing or contemplated business; (iii) Company's intellectual property, including patentable ideas, copyrights and trade secrets; and (iv) the identities and information relating to Company's licensees, customers, clients, members and manager. Purchaser agrees that it shall not disclose, use or permit the disclosure or use by others, of any Confidential Information and shall use the same degree of care to avoid disclosure of such information as Purchaser would employ with respect to its own confidential information.

(b) This Agreement shall also be kept confidential by Purchaser, who agrees not to disclose its terms except (i) to Purchaser's attorneys, accountants and other professional advisors on condition that said parties agree to maintain its confidentiality and (ii) if and as required by law.

(c) Purchaser acknowledges that disclosure in breach of this term could result in substantial economic damage to Purchaser and agrees that the Company shall, in addition to any other remedies, be entitled to injunctive relief to prevent or cease a breach of this Section. Also confidential and subject to the non-disclosure rights set forth herein Company agrees that information shall not be deemed Confidential Information, and Purchaser shall have no obligation with respect to any such information which is: (i) generally known to the public prior to the disclosure; (ii) becomes publicly known through no wrongful act of Purchaser; (iii) is approved for release by written authorization of Company; or (iv) its disclosure is mandated / required by law. The provisions of this Section 3.24 shall survive termination of this Agreement and/or if Purchaser is ever to cease being a shareholder in the Company.

3.22 No Proceeds of Crime. The Purchaser represents and warrants that the funds representing the aggregate purchase price for the Purchaser's Shares which will be advanced by the Purchaser to the Company hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the "**PCMLA**") or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (United States) (commonly referred to as the "**PATRIOT Act**"), and the Purchaser acknowledges that the Company may in the future be required by law to disclose the Purchaser's name and other information relating to this Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCMLA or the PATRIOT Act. No portion of the purchase price for the Purchaser's Shares to be provided by the Purchaser (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Purchaser, and it shall promptly notify the Company if the Purchaser discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith.

3.23 No "Bad Boy" Disqualification. The Purchaser represents and warrants that Purchaser: (i) has not been convicted, within the past ten years before such sale of any felony or misdemeanor: (A) in connection with the purchase or sale of any security; (B) involving the making of any false filing with the Commission; or (C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities; (ii) is not subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before such sale, that, at the time of such sale, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (A) In connection with the purchase or sale of any security; (B) Involving the making of any false filing with the Commission; or (C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities; (iii) is not subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (A) At the time of such sale, bars the person from: (*1*) Association with an entity regulated by such commission, authority, agency, or officer; (*2*) Engaging in the business of securities, insurance or banking; or (*3*) Engaging in savings association or credit union activities; or (B) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such sale; (iv) is not subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (15 U.S.C. 78*o*(b) or 78*o*-4(c)) or section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3(e) or (f)) that, at the time of such sale: (A) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser; (B) Places limitations on the activities, functions or operations of such person; or (C) Bars such person from being associated with any entity or from participating in the offering of any penny stock; (v) is not subject to any order of the Commission entered within five years before such sale that, at the time of such sale, orders the person to cease and desist from committing or causing a violation or future violation of: (A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933 (15 U.S.C. 77q(a)(1)), section 10(b) of the Securities Exchange Act of 1934 (15 U.S.C. 78j(b)) and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 (15 U.S.C. 78*o*(c)(1)) and section 206(1) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-6(1)), or any other rule or regulation thereunder; or (B) Section 5 of the Securities Act of 1933 (15 U.S.C. 77e); (vi) is not suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; (vii) has not filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before such sale, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such sale, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; and (viii) is not subject to a United States Postal Service false representation order entered within five years before such sale, or is, at the time of such sale, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or

property through the mail by means of false representations.

4. Conditions to the Purchasers' Obligations at Closing. Purchaser's obligation to purchase the Shares at the Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived: (i) the representations and warranties of the Company contained in Section 0 shall be true and correct in all respects as of such Closing; (ii) the Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing; and (iii) all proceedings required in connection with the transactions contemplated at the Closing and all documents incident thereto shall be complete and executed by the Company's manager, including the filing of the Restated Certificate with the Secretary of State of Delaware.

5. Conditions of the Company's Obligations at Closing. Company's obligation to sell the Shares to the Purchaser at the Closing is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived: (i) the representations and warranties of Purchaser contained in Section 3, including the Offshore Purchaser Representation Certification, if applicable, shall be true and correct in all respects as of such Closing; (ii) the Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing; and (iii) all corporate and other proceedings required by Purchaser authorizing the execution of this Agreement and consummation of this transactions, and any documents incident thereto, shall be complete and executed by the appropriate corporate director(s) and/or officers, including the filing of the Restated Certificate with the Secretary of State of Delaware.

6. Miscellaneous.

6.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or the Company.

6.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law. This Agreement shall be governed by the internal law of the State of California.

6.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000,

e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at such e-mail address, facsimile number or other address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, a copy shall also be sent to Mark T. Hiraide, Mitchell Silberberg & Knupp LLP, 2049 Century Park East, 18th Floor, Los Angeles, CA 90067.

6.7 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.9 Amendments and Waivers Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company, and (i) the holders of at least a majority of the then-outstanding Shares entitled to vote, or (ii) for an amendment, termination or waiver effected prior to the Closing, Purchaser. Any amendment or waiver effected in accordance with this Subsection 6.9 shall be binding upon the Purchaser and each transferee of the Shares, each future holder of all such securities, and the Company.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party

under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12 Entire Agreement. This Agreement, including the Exhibits hereto, constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.13 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Central District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Central District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.